Exhibit 17

List of Subsidiary Issuers of Guaranteed Securities

Each of the following subsidiaries of Haleon plc., a public limited company incorporated under the laws of England and Wales (the “Guarantor”), is issuer of the following outstanding securities, which are fully and unconditionally guaranteed by the Guarantor:

Haleon US Capital LLC

3.375% Fixed Rate Senior Notes due 2027

3.375% Fixed Rate Senior Notes due 2029

3.625% Fixed Rate Senior Notes due 2032

4.000% Fixed Rate Senior Notes due 2052